EXHIBIT 99

                   FORWARD LOOKING STATEMENTS
                      CAUTIONARY STATEMENT

     Statements regarding the future prospects of the Partnership must be evaluated in the context of a number of factors that may materially affect its financial condition and results of operations. Disclosure of these factors is intended to permit the Partnership to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Most of these factors have been discussed in prior filings by the Company with the Securities and Exchange Commission. Although the Partnership has attempted to list the factors that it is currently aware may have an impact on its operations, other factors may in the future prove to be important and the following list should not necessarily be considered comprehensive.

General

      Purchase of Unspecified Properties. Cash available to the Partnership will be used to acquire non-residential commercial properties (including single-tenant properties in the restaurant and retail industry) that are subject to long-term triple net leases. Investors will not have an opportunity to evaluate the relevant economic, financial and other factors regarding the properties in which cash will be invested. Investors must rely upon the ability of the General Partners with respect to the investment of such cash and management of the properties. No assurance can be given that the Partnership will be successful in obtaining suitable investments or that the objectives of the Partnership will be achieved.

      Conflicts of Interest. The General Partners and their Affiliates provide substantially all of the management services to the Partnership and have an interest in the Partnership. In addition, the General Partners manage a number of other Partnerships engaged in investment in net leased real estate, some of which may have purchased, or may purchase in the future, joint interests in the properties the Partnership acquires. The operation of the Partnership involves various conflicts of interest for the General Partners.

      Reliance On Management. Except for certain voting rights afforded Limited Partners by the Limited Partnership Agreement, the Limited Partners have no control over the management of the Partnership or its properties, but must rely almost exclusively upon the General Partners.

     Financial Position of General Partners. AEI Fund Management XXI, Inc. the Managing General Partner, was formed in 1994 to serve as general partner of the Partnership with substantially the same structure and investment objectives as the Partnership. It also is the Managing General Partner of AEI Income & Growth Fund XXII Limited Partnership, an affiliated Partnership. The Managing General Partner does not have substantial net worth. The Individual General Partner, Robert P. Johnson, who represents that he has a net worth in excess of $2,400,000, has been involved as a general partner in public and private net lease real estate partnerships and energy partnerships for more than twenty years. Mr. Johnson could become subject to claims of creditors for liabilities unrelated to the Partnership's business in an amount that could adversely affect the Partnership. A substantial portion of the assets of the Individual General Partner consist of illiquid investments that were valued using valuation formulae established by, and which are believed reasonable by, the Individual General Partner. There can be no assurance that such assets could be sold at their estimated value.

      Death or Withdrawal of General Partners. In the event of the death, removal, bankruptcy or withdrawal of both of the General Partners, the Partnership will be dissolved. While the Limited Partners may elect, under such circumstances, to continue the Partnership and its business with a new general partner, the Limited Partners may not be able to find, or agree upon, a person willing to act as general partner. In such event, the Partnership would be liquidated. Sale of properties under such circumstances might not produce an advantageous price and the investors might suffer adverse tax and economic consequences. The Partnership will not have the benefit of insurance on the life of the Individual General Partner.

      Indemnification of General Partners. Under the Limited Partnership Agreement, the General Partners are not liable to the Partnership or to the Limited Partners for any act or omission that they determine in good faith is in the best interest of the Partnership, except for acts of negligence or misconduct, and under certain circumstances the General Partners will be entitled to indemnification from the Partnership for certain losses.

      Not a Real Estate Investment Trust or Investment Company. The Partnership is not a mutual fund or a real estate investment trust and it will not operate in a manner as to be classified as an "investment company" for purposes of the Investment Company Act of 1940. The management and the investment practices and policies of the Partnership are not supervised or regulated by any federal or state authority.

       Representation by Attorneys and Accountants. The Partnership, its Limited Partners and the General Partners are not represented by separate counsel. The legal counsel and accountants for the Partnership have not been retained, and will not be available, to provide legal counseling or tax advice to investors. Therefore, investors should retain their own legal and tax advisors.

      No Market for Units/Restrictions on Transfer. There is no public market for the Units. In addition, under section 9.1 of the Partnership Agreement, Units may not be assigned without notice to and approval by the Managing General Partner. Although such approval is required when the assignment or transfer is not in violation of the Partnership Agreement, the Partnership Agreement places substantial restrictions on the form and number of transfers that may be made in order to retain the treatment of the Partnership as a partnership for income tax purposes under Internal Revenue Service definitions of "Publicly Traded Partnerships."

      Limited Liability. Although investors are limited partners in a limited partnership, certain events under the Uniform Limited Partnership Act can result in general liability being imposed upon them. For example, if a Limited Partner takes part in control of the business of the Partnership, he or she may become liable as a general partner. Also, it is possible that a failure on the part of the Partnership to file certain documents in some jurisdictions in which it operates may jeopardize their limited liability. Under the Minnesota Revised Uniform Limited Partnership Act, however, an investor generally will be liable to a Partnership or its creditors only for any difference between such investor's contributions to the capital of the Partnership and the amount of such contribution the investor has committed in writing to make, for amounts or property wrongfully distributed to such investor by the Partnership, and for any return of such investor's contributions to the capital of the Partnership, plus interest, to the extent that a creditor extended credit or had a claim against the Partnership prior to such return.

      Repurchase of Units. The Partnership Agreement provides that Partners may tender Units to the Partnership for repurchase by it commencing in 1996. In 1996 and 1997, the repurchase price was equal to 75% and 90% of the Limited Partner's Adjusted Capital Contribution, respectively, and in each year thereafter is equal to 100% of such Adjusted Capital Contribution less half of the net cash flow distributed. The Partnership is not required, however, to repurchase Units in excess of 5% percent of the Units outstanding in any year and is not required to repurchase Units if such repurchase would impair the Partnership's ability to continue operations. The repurchase price for any Units must be paid out of either (i) Partnership revenues otherwise distributable to Limited Partners or (ii) Partnership borrowings. Accordingly, to the extent that the Partnership repurchases Units, distributions to remaining Limited Partners may initially be reduced. Moreover, there may be circumstances under which Partnership revenues and borrowings will be insufficient to fully fund such repurchases.

      Distributions of Capital. During the acquisition phase of the Partnership's operations, the General Partners intend to distribute all interest income earned on proceeds that are temporarily invested. To the extent that net operating revenues are not sufficient to fund all such distributions, they may constitute a return of capital.

       Temporarily Invested Proceeds. Pending investment in properties, the offering proceeds will be invested in short-term government securities or in insured deposits with a financial institution and will earn interest at short-term deposit rates. The amount invested in insured accounts may periodically exceed insurance limits and there can be no assurance that the Partnership would recover the full amount of the account if the financial institution in which they are deposited were placed in receivership.

Risks Involved in Real Estate Transactions

       Risks of Real Estate Ownership. The Partnership's investment in non-residential commercial properties will be subject to the risks generally incident to the ownership of real property, including risks related to national economic conditions, changes in the investment climate for real estate, changes in local market conditions, changes in interest rates, changes in real estate tax rates, other operating expenses, governmental rules and fiscal policies, uninsured losses, the financial condition of tenants, and other factors beyond the control of the General Partners. The Partnership's properties are subject to the risk of the inability to retain tenants or of the default by tenants (and the inability to lease properties to new tenants thereafter), which could result from adverse changes in local real estate markets or other factors. The General Partners believe that because the Partnership will be investing in triple net lease properties on an all-cash basis, some of the general risks associated with investments in real property will be reduced.

       No  Assurance  of  Property  Appreciation  or  Partnership
Profits. There is no assurance that the properties to be acquired by the Partnership will operate at a profit, will appreciate in value, or will be sold at a profit. The marketability and value of each property will depend upon many factors beyond the control of the General Partners. Since investments in real property are generally illiquid, there is no assurance that there will be a market for any property.

      Adequacy of Reserves. Because the Partnership's properties will be subject to triple net leases, the General Partners will retain only a small working capital reserve. There can be no assurance that adequate reserves will be available.

      Tenant Default.  The financial failure of a tenant  of  the
Partnership may cause a reduction in the Net Cash Flow of the Partnership and a decline in the value of the property leased to such tenant. In the event of such default, there is no assurance that the Partnership would be able to find a new tenant for the property at the same rental, or to sell the property without incurring a loss. Like most entities that invest in real estate, prior Partnerships sponsored by Affiliates of the General Partners have purchased properties that have been leased to tenants who have defaulted on lease obligations. In the event of the bankruptcy of a tenant, there can be no assurance that the Partnership could rapidly recover leased property from a trustee in bankruptcy proceedings or that the Partnership would receive rent in such proceedings sufficient to cover its expenses, if any, with respect to such property. Bankruptcies have caused several months' interruption in rental payments from lessees of properties in some prior partnerships.

      Net Leases. Net leases frequently give the tenant greater discretion in the use of the property than do ordinary property leases (e.g., with respect to rights to sublease, to make alterations in the leased premises and to terminate the lease in certain circumstances). Although the value of such properties might be adversely affected by the failure of tenants to renew such leases, the General Partners will attempt to reduce this risk by entering into long-term leases of 10 or more years.

     Single Use Properties. The properties which the Partnership purchases may be designed or built primarily for a particular tenant such as a specific restaurant franchisee. If the Partnership holds such a property upon termination of the lease and the tenant elects not to renew its lease, or if such a tenant otherwise defaults on its lease obligations, the property may not be readily marketable to a new tenant without substantial capital improvements or remodeling. Such improvements might require expenditure of funds otherwise available for distribution or the sale of the property at a lower price.

      The Restaurant and Retail Industry. It is anticipated that many of the properties acquired or to be acquired will be leased to operators in the restaurant industry or in the retail industry. Both of these industries are highly competitive and can be affected by factors such as changes in regional or local economies, seasonality and changes in consumer preference. Although the General Partners will attempt to limit these risks by emphasizing acquisition of properties for cash that are leased to established national and regional companies, there can be no assurance that a downturn affecting such industries would not have an adverse effect on the Partnership.

      Construction Lending. The Partnership may advance funds to certain seller/lessees prior to acquisition to assist in financing the construction of such properties. Although all of such advances will be secured by the property and all improvements thereon, and although none of the ten public funds previously sponsored by the General Partners have ever experienced a default on a construction loan, construction lending is subject to a number of risks. Risks incurred by owners during construction, including cost overruns, nonperforming contractors, changes in construction codes and changes in cost, can cause financial difficulty and increase the likelihood of default on a construction loan. If a borrower defaults on an advance during construction, the Partnership's primary recourse is to foreclose on the property. Such foreclosure is normally subject to a period of redemption, depending upon the applicable laws of the jurisdiction in which the property is located, of up to one year during which time the Partnership would not be able to dispose of the property and during which time the property would not produce income. In addition, if the Partnership acquired title to a property through foreclosure, there can be no assurance that the property could be resold at a price equal to the principal amount of the loan. If, as is likely, the property were only partially complete at the time of foreclosure, the Partnership might be required to expend capital to complete the property to enhance its sale. Although in many cases it is anticipated that the Partnership may have recourse against an individual guarantor in the event of a default, there can be no assurances that the ability of the guarantor to satisfy the default would not be impaired by the same financial circumstances that caused the default.

      Sale  of  Properties  and Reinvestment  of  Proceeds.   The
General Partners may, from time to time, sell properties and reinvest the proceeds therefrom in additional net lease properties. Limited Partners will not have the right to receive cash upon sale of the properties other than cash representing a majority of the gain, and must rely on the ability of the General Partners to find appropriate properties in which to reinvest such proceeds. Upon the final sale of all Partnership properties, if the Partnership provides financing to purchasers, the liquidation of the Partnership could be delayed until such financing is fully collected.

      Uninsured Losses. The General Partners will arrange for comprehensive insurance coverage on the properties. However, certain types of losses (generally of a catastrophic nature) may be either uninsurable or not economically insurable. Should such a disaster occur, the Partnership could suffer a complete loss of capital invested in, and any profits expected from, the affected properties.

Federal Income Tax Risks

      Audits. A ruling from the Internal Revenue Service (the "Service") has not been obtained with respect to any tax aspect of an investment in the Partnership. Availability of certain tax consequences intended to be realized by Limited Partners may be challenged upon audit by the Service. Any adjustment resulting from an audit by the Service also could result in adjustments to the tax returns of the Limited Partners and may lead to an examination of other items unrelated to the Partnership or an examination of prior tax returns. Moreover, Limited Partners could incur substantial legal and accounting costs in connection with any challenge by the Service of the position taken by the Partnership on its tax returns regardless of the outcome of such a challenge.

       Partnership   Allocations.   The   Partnership   Agreement
allocates  to  each  Partner  his or her  distributive  share  of
Partnership tax items. Whether such allocations will be respected for federal income tax purposes is governed by Section 704(b) of the Code and regulations promulgated thereunder.
Section704(b) generally requires that Partnership allocations must have substantial economic effect. The allocations contained in the Partnership Agreement appear to satisfy the requirements of regulations under Section 704(b) as to allocations that do not cause or increase a deficit balance in a Partner's capital account. Counsel for the Partnership has concluded, therefore, as of the date of this Prospectus, that it is more likely than not that the allocations under the Partnership Agreement will be recognized for federal income tax purposes under Section 704(b) of the Code so long as such conditions are satisfied. Compliance with the regulations depends, in certain cases, on the individual tax situations of the Partners, and counsel's opinion does not extend to such situations.

       New   Tax   Legislation--Changes  in  Federal  Tax   Laws,
Regulations and Interpretations Thereof. Investors should not rely unduly on the prospect that tax consequences provided by existing law will continue to be afforded or that changes in the interpretation of applicable income tax laws will not be made by administrative or judicial action that will adversely affect the tax consequences of an investment in the Partnership. Tax benefits of an investment in the Partnership could be reduced or tax liabilities could be incurred by reason of changes in the tax law. Any legislative, administrative or judicial changes may or may not be retroactive with respect to transactions entered into prior to the effective date of such changes.

      Partnership Income.  For any year in which the  Partnership has taxable net income or any gain on sale of properties, individual Partners will be required to report their allocable share of such income or gain, whether or not net cash in a corresponding amount is distributed to them, on their federal and state tax returns and will be liable for the payment of taxes thereon. Such taxes could be greater than cash distributions received by a Partner from the Partnership for the year, particularly in years in which the Partnership sells properties and reinvests the proceeds therefrom or uses distributable Net Cash Flow to repurchase Units. Partners participating in a Distribution Reinvestment Plan will be required to report the net income from the Partnership that might otherwise have been covered by distributions that are reinvested even though they will not receive any cash from such distributions.

     Tax Liability Upon Sale or Disposition of Property or Units. A sale or other disposition of a property or a disposition of Units by a Limited Partner may result in substantial tax liability to such Limited Partner. Furthermore, under certain circumstances, the taxes payable by a Limited Partner resulting from the sale of a property or from the disposition of Units by such Limited Partner could exceed the cash available to such Limited Partner from such sale or the proceeds from such disposition of Units.